EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,
	2009	2010	2011

Pre-tax income (loss) from continuing operations	$(582,478)	$(331,573)	$(187,848)
Fixed charges:
Interest expense	7,406	18,619	37,926
Portion of rental expense representative of interest factor	4,111	7,324	8,421
Total fixed charges	11,517	25,943	46,347
Pre-tax income (loss) from continuing operations plus fixed charges	$(570,961)	$(305,630)	$(141,501)

Ratio of losses to fixed charges (1)	$—	$—	$—

(1) Pre-tax losses from continuing operations plus fixed charges were inadequate to cover total fixed charges.